Exhibit 99.2
  Q1 2025   EARNINGS CALL  OFER HAVIV | PRESIDENT & CEO  May 21, 2025

 This presentation contains "forward-looking statements" relating to future events, and Evogene Ltd. (the “Company”), may from time to time make other statements, regarding our outlook or expectations for future financial or operating results and/or other matters regarding or affecting us that are considered “forward-looking statements” as defined in the U.S. Private Securities Litigation Reform Act of 1995 (the “PSLRA”) and other securities laws, as amended. Statements that are not statements of historical fact may be deemed to be forward-looking statements. Such forward-looking statements may be identified by the use of such words as “believe”, “expect”, “anticipate”, “should”, “planned”, “estimated”, “intend” and “potential” or words of similar meaning. We are using forward-looking statements in this presentation when we discuss our value drivers, commercialization efforts and timing, product development and launches, estimated market sizes and milestones, pipeline, as well as our capabilities and technology.   Such statements are based on current expectations, estimates, projections and assumptions, describe opinions about future events, involve certain risks and uncertainties which are difficult to predict and are not guarantees of future performance. Readers are cautioned that certain important factors may affect the Company's actual results and could cause such results to differ materially from any forward-looking statements that may be made in this presentation. Therefore, actual future results, performance or achievements, and trends in the future may differ materially from what is expressed or implied by such forward-looking statements due to a variety of factors, many of which are beyond our control, including, without limitation, the current war between Israel, Hamas and Hezbollah and any worsening of the situation in Israel such as further mobilizations or escalation in the northern border of Israel, those described in greater detail in Evogene's Annual Report on Form 20-F and in other information Evogene files and furnishes with the Israel Securities Authority and the U.S. Securities and Exchange Commission, including those factors under the heading “Risk Factors”.   Except as required by applicable securities laws, we disclaim any obligation or commitment to update any information contained in this presentation or to publicly release the results of any revisions to any statements that may be made to reflect future events or developments or changes in expectations, estimates, projections and assumptions.  The information contained herein does not constitute a prospectus or other offering document, nor does it constitute or form part of any invitation or offer to sell, or any solicitation of any invitation or offer to purchase or subscribe for, any securities of Evogene or the Company, nor shall the information or any part of it or the fact of its distribution form the basis of, or be relied on in connection with, any action, contract, commitment or relating thereto or to the securities of Evogene or the Company.  The trademarks included herein are the property of the owners thereof and are used for reference purposes only. Such use should not be construed as an endorsement of our products or services.  2  2  FORWARD LOOKING STATEMENT

 Earnings Call Q1 2025  AGENDA  Financial & Business Highlights  Evogene Overview  Subsidiaries’ Overview  Q&A  3  CEO Update / By Ofer Haviv  CFO Update / By Yaron Eldad

 4  4  CEO UPDATE  Financial Highlights:  In the first quarter of 2025, total revenues were ~$2.4 million, compared to ~$4.2 million in the first quarter of 2024. The first quarter 2024 revenues included license fee payments totaling $3.5 million - $2.5 million from Lavie Bio’s license fee under its collaboration with Corteva, and $1.0 million from AgPlenus’ license fee under its collaboration with Bayer. The primary driver of revenues in the first quarter of 2025 was an increase in seed sales by Casterra.   During the fourth quarter of 2024 and the beginning of 2025, Evogene established an expense reduction plan which will be completed by the second quarter of 2025. This reduction in expenses is already partially reflected in the financial results of the first quarter of 2025.  In the first quarter of 2025, total R&D expenses were ~$3.2 million compared to ~$4.8 million in the first quarter of 2024. This decrease is mainly due to the decrease in Biomica's and Lavie Bio's R&D activity.  In the first quarter of 2025, total Sales & Marketing expenses were ~$0.6 million compared to ~$1.0 million in the first quarter of 2024. This decrease is mainly due to the decrease in Lavie Bio’s S&M activity.  In the first quarter of 2025, total Operating expenses net were ~$5.0 million compared to ~$8.0 million in the first quarter of 2024. This decrease is mainly due to the decrease in Lavie Bio’s and Biomica’s Operating activity.   As of the end of the first quarter of 2025, the company’s cash and short-term bank deposits balance was ~$9.8 million, including ~$5.5 million attributable to Biomica. This cash balance does not reflect ~$2.0 million due from Casterra's outstanding customers, the majority of which were received in the second quarter of 2025. It also excludes the expected proceeds from the sale of Lavie Bio’s assets and the MicroBoost AI for Ag tech-engine to ICL, a transaction expected to close in the second quarter of 2025.

 5  5  CEO UPDATE  Business Highlights Q1 2025 to date:  Evogene  ChemPass-AI for Pharma:  Refining ChemPass-AI’s value proposition for the pharmaceutical and biotech industries: designing novel compounds that are both highly potent and meet multiple critical development criteria.  Considerable progress in the foundation model application, in collaboration with Google Cloud; the foundation model constitutes the core of ChemPassGPT lead-optimization package.  Lavie Bio  April 21, 2025 - acquisition of most of the activity of Lavie Bio by ICL, for $15.25M. In addition, ICL will acquire MicroBoost AI for Ag, for ~$3.5M. As part of the transaction ICL's SAFE investment in Lavie Bio is being redeemed.  Acquisition completion is expected during Q2 2025, following completion of customary and regulatory closing conditions.

 Business Highlights Q1 2025 to date:  Casterra  Delivery of ~250 tons of castor seeds to partner in Africa — surpassing the ~215 tons delivered in entire 2024.   Strengthening sales team in Brazil and initial execution of a new marketing and sales strategy.  Castor farming POC trials for grain (NOT seed) to be sold to castor crushing factories, in Kenya and Brazil, with local partners. Trials underway in all locations, initial results expected  in Q3 2025.  AgPlenus  Feb. 2025 - discovery of a new MoA for fungicides against Septoria in wheat.  Advancement in the discovery phase with identification of promising candidate compounds targeting the new MoA.   Biomica  BMC128 - Phase I clinical study is progressing. New data shows early signs of monotherapy effectiveness, through immune activation within 14 days.   Obesity and Longevity - initial computational analyses indicate that microbiome-based solutions can be effectively designed and developed. Early-stage discussions to evaluate potential partnerships.  Additional funding required for Phase II. An expense reduction plan established, to be completed by Q3 2025.  6  6  CEO UPDATE

 Earnings Call Q1 2025  AGENDA  Financial & Business Highlights  Evogene Overview  Subsidiaries’ Overview  Q&A  7  CEO Update / By Ofer Haviv  CFO Update / By Yaron Eldad

 OUR VISION  PIONEER GROUNDBREAKING LIFE-SCIENCE PRODUCTS ROOTED IN MICROBES, SMALL MOLECULES, AND GENOMICS  DECODING BIOLOGY  8  OUR MISSION  WE MERGE LIFE-SCIENCE WITH BIG DATA AND CUTTING-EDGE AI TECHNOLOGIES TO EFFECTIVELY DISCOVER AND OPTIMIZE BREAKTHROUGH LIFE-SCIENCE BASED PRODUCTS

 DISCOVERY & OPTIMIZATION   WE DIRECT AND ACCELERATE LIFE-SCIENCE PRODUCT   through 3 dedicated AI tech-engines  MICROBES   GENETIC ELEMENTS  SMALL MOLECULES  The Result:  Promising candidates addressing multiple development challenges towards successful life-science-based products.  PROBABILITY OF SUCCESS   TIME   COST   9

 10  BUSINESS STRATEGY  Capture the value of our AI tech-engines through diverse collaborative partnerships to accelerate life-science product development  Partnering with experts in specific fields complements our technology, enabling groundbreaking innovations and financial gains for Evogene.  EVOGENE AI Tech Engines  Novel Life-Science   Product  PARTNER  Specific Expertise  MAXIMUM POTENTIAL MINIMUM RISK

 11  LICENSING & COLLABORATION | CURRENT STATUS  Aquaculture  Crustacean gene editing  Food-tech  Protein production in Plants for food-tech  Crop protection  Weed Control  Disease Control  Insect Control  Improved traits - canola  Microbials for crops  Therapeutic microbials  SMALL MOLECULES  GENETIC ELEMENTS  MICROBES  Immuno-oncology program  GI related disorders  Bio-stimulants  Bio-pesticides  Elite castor seed varieties   Castor for bio-based industries  Small molecule-based drug discovery  Licensing   Collaboration  Division   Drug Discovery  Pharma  Ag-Seed  Seed traits  Improved seed traits using:  Genomic markers  Genome editing  GMO

 12  LOOKING INTO 2025-2026  Evogene  Focus on enhancing ChemPass AI tech-engine’s competitive advantage for the pharma market segment (ex. – building foundation model with Google Cloud).  Engage in collaborations with bio-tech and academia for small-molecule drug discovery, utilizing ChemPass AI.  Continue the support and development of MicroBoost AI and GeneRator AI based on the needs of our subsidiaries, with their funding.  Evogene’s Subsidiaries  Focus on creating exit events for Evogene with respect to part of our subsidiaries.  Strengthen Casterra’s position as a profitable world leader in the castor oil market.  Support subsidiaries’ efforts in their strategic fundraising activities.  12

 13  13  Value Proposition  Our solution enables pharmaceutical and biotech companies to create breakthrough therapies while achieving strong and comprehensive intellectual property protection.  We address a critical bottleneck in small-molecule drug development- the discovery and design of highly potent, novel compounds, optimized across multiple parameters.  small-molecule drug discovery

ChemPass AI

For Drug Development

At the core of our approach is ***ChemPass AI*** — a proprietary computational platform powered by our in-house developed generative AI technology.

Purpose-built to explore uncharted chemical space, *ChemPass AI* delivers finely optimized molecules that meet complex product specifications with high potency.

evogene DECODING BIOLOGY 141

 15  15  TARGET SELECTION  Identifying disease-relevant proteins or pathways as viable therapeutic targets  DISCOVERY  Identifying and refining compounds through screening and optimization to create potent, selective, and safe drug candidates.  PRECLINICAL DEVELOPMENT  Rigorous in vitro and in vivo studies to assess drug candidate safety and efficacy  Drug Discovery & Development Pipeline  CLINICAL STUDIES  3 Phases of clinical trials evaluating safety, dosage, and effectiveness of a drug candidate in a patient population

 16  16  Evogene’s Offering  Drug Discovery & Development Pipeline  HIT-TO-LEAD  HIT SCREENING  LEAD OPTIMIZATION  TARGET SELECTION  DISCOVERY  .  PRECLINICAL DEVELOPMENT  CLINICAL STUDIES

EVOGENE'S DRUG DISCOVERY PLATFORM

ChemPass AI



HIT SCREENING

PointHit and DeepDock

Utilizing Deep learning to enhance rapid screening in large databases

HIT-TO-LEAD

ActiveSearch

DMTA coupled with upgraded analogue search using propriety algorithms

LEAD OPTIMIZATION

ChemPassGPT

De-novo design with in-house foundation model

evogene DECODING BIOLOGY 17

OUR FIRST IN CLASS FOUNDATION MODEL

THE CHALLENGE

Most drug discovery efforts remain blind to the vast chemical space, limiting innovation to a tiny fraction of potential molecules.


Google Cloud
evogene
Making breakthroughs in life sciences smarter and faster

Learn more about our collaboration with Google Cloud

OUR SOLUTION

Evogene's proprietary foundation model, integrated into ChemPass-GPT, trained on ~38B molecules, dramatically expands accessible chemical space to:

- Generate **novel and valid molecules**
- Improve **efficacy** predictions
- Optimize across **multiple required parameters**

evogene
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19  ICL to Acquire the Activity of Evogene’s subsidiary, Lavie Bio  Focus on creating exit events for Evogene with respect to part of our subsidiaries.

 Earnings Call Q1 2025  AGENDA  Financial & Business Highlights  Evogene Overview  Subsidiaries’ Overview  Q&A  20  CEO Update / By Ofer Haviv  CFO Update / By Yaron Eldad

 21  Lavie Bio, a global leader in developing next generation ag-biological products, leveraging MicroBoost AI tech-engine   On April 21, 2025, Evogene announced the acquisition of most of the activity of Lavie Bio by ICL, for US$15.25 million. As part of the transaction ICL's SAFE investment in Lavie Bio is being redeemed.   In addition, ICL will acquire Evogene’s MicroBoost AI for Ag for ~$3.5 million.   Key assets: Lavie Bio’s core team and selected Evogene's employees; the BDD technology platform; microbial bank and data assets; most of Lavie Bio’s development programs.   Lavie Bio's existing agreements with its current partners, Corteva & Syngenta, will not be transferred to ICL and may generate future revenue for Lavie Bio.   Acquisition completion is expected during Q2 2025, following the satisfactory completion of certain customary closing conditions.  Powered by

 22  Casterra focuses on developing integrated solutions for large-scale castor bean farming, utilizing GeneRator AI tech-engine  Powered by  Main targets for 2025  Increase castor seeds revenue in Africa; initial sales in Brazil and additional territories.   Initiate POC trials for grain (NOT seed) farming with a tier 1 partner in Kenya and/or Brazil.   Continue development of improved varieties addressing market needs; advance at least 2 new lines to pre-commercial phase.  Develop a solution for reducing ricin quantity in meal, to be used as organic fertilizer.  Strengthen and improve seed production facilities in Kenya and Brazil.

 AgPlenus specializes in developing novel and sustainable crop protection products, utilizing Evogene’s ChemPass AI tech-engine  Powered by  23  Main targets for 2025  Achieve 2nd milestone in Corteva collaboration agreement.  Continue execution of Bayer herbicide collaboration according to workplan.  Discover and advance 2-3 small molecules (hits) with new MoAs in Zymoseptoria program.  Engage in a new collaboration agreement for fungicide (Zymoseptoria).

 24  Biomica specializes in developing microbiome-based therapeutics for human health, utilizing Evogene's MicroBoost AI tech-engine  Powered by  Main targets for 2025  Complete Phase 1 study in oncology program; obtain full results and additional supporting clinical data.  Submit IND application to the US FDA and obtain FDA approval for the Phase 2 study.  Obesity and Longevity programs: complete discovery & in-vitro validations; seek partners for both programs.

 Earnings Call Q1 2025  AGENDA  Financial & Business Highlights  Evogene Overview  Subsidiaries’ Overview  Q&A  25  CEO Update / By Ofer Haviv  CFO Update / By Yaron Eldad

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 CFO UPDATE  Evogene Financial Performance Q1 2025  28

 Earnings Call Q1 2025  AGENDA  Financial & Business Highlights  Evogene Overview  Subsidiaries’ Overview  Q&A  29  CEO Update / By Ofer Haviv  CFO Update / By Yaron Eldad

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